United States securities and exchange commission logo





                              April 4, 2023

       Sue Gove
       Chief Executive Officer
       BED BATH & BEYOND INC
       650 Liberty Avenue
       Union, NJ 07083

                                                        Re: BED BATH & BEYOND
INC
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed March 31,
2023
                                                            File No. 000-20214

       Dear Sue Gove:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 31, 2023

       Proposal 1: The Reverse Split Proposal
       Certain Risks Associated with the Reverse Stock Split, page 12

   1. Revise to discuss the risks you acknowledge in the prospectus dated March 30, 2023, including the issuer's
need for liquidity, dilution with the issuance of additional shares of
                                                        Common Stock,
volatility in trading and market prices of the Common Stock, to name just a few risks as examples
that should be discussed.
       The Reverse Stock Split may not increase the price of Common Stock, page
12

   2. We note your disclosure that "[o]ther factors, such as our financial results, market conditions and the
market perception of our business, may adversely affect the stock price
                                                        . . . ." Revise to
discuss how issuances pursuant to the Sales Agreement and Purchase
                                                        Agreement may adversely
affect the stock price. In connection therewith, here or as a new risk, discuss how
the market price of your Common Stock may impact the proceeds
 Sue Gove
BED BATH & BEYOND INC
April 4, 2023
Page 2
      raised pursuant to such agreements, and how a declining price may thereby increase the likelihood of an "Equity Termination Event" under the Credit Agreement and thereby trigger an "Event of Default" that could lead to bankruptcy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any questions.



                                                          Sincerely,
FirstName LastNameSue Gove
                                                          Division of
Corporation Finance
Comapany NameBED BATH & BEYOND INC
                                                          Office of Trade &
Services
April 4, 2023 Page 2
cc:       Christian O. Nagler
FirstName LastName